CONSENT

TO: Fronteer Development Group Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

AND TO: The Securities and Exchange Commission (the "**SEC**")

RE: Technical Reports

Reference is made to (i) the technical report dated November 1, 2007 entitled "Updated Technical Report, Northumberland Project, Nye County, Nevada, USA" which the undersigned has prepared, together with Michael M. Gustin and Steve Ristorcelli; and (ii) the technical report dated November 1, 2007 entitled "Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA" which the undersigned has prepared, together with Michael M. Gustin and Jim Ashton (collectively, the "**Technical Reports**"). The undersigned hereby consents to the public filing by Fronteer Development Group Inc. (the "**Corporation**") of the Technical Reports with the Commissions, the SEC and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or a summary thereof (whether directly or incorporated by reference) in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and in the Form 40-F of the Corporation dated March 27, 2008 (the "**40-F**").

The undersigned further confirms that the undersigned has read the AIF and 40-F and that each fairly and accurately represents the information in the Technical Reports that supports the disclosure, for which the undersigned was responsible for preparing or supervising.

DATED this 27 day of March, 2008.

Per: [signature]
George Lanier